

OFFERING MEMORANDUM DATED OCTOBER 4, 2024
PART II OF FORM C

FLIPUR

FLIPUR PROPERTY PARTNERS LLC

17151 Newhope Street
Unit 204
Fountain Valley, CA 92708
(305) 901-2160
www.flipurrealestate.com

Up to $1,235,000
Minimum Investment Amount: $500

Flipur Property Partners LLC, a Delaware corporation *("Flipur Property Partners," "the Company," "we," or "us*") is offering up to $1,235,000 worth of its Membership Interests (*the "Membership Interests" or "Units*") in an offering pursuant to Regulation Crowdfunding. Our minimum target offering is $200,000 (the "*Target Amount*"). This Offering is being conducted on a best-efforts basis and we must reach the Target Amount of $200,000 by April 20, 2025. If we do not raise the Target Amount by April 20, 2025, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,235,000 on a first come, first served basis. If we reach the target amount prior to April 20, 2025, we may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and the risks involved. These securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The U.S Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting Company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

OVERVIEW

Flipur Property Partners LLC ("Flipur Property Partners") is a "house flipping" real estate investment company that was formed in 2024 as a Limited Liability Company under the laws of the State of Delaware. The Company was formed primarily to acquire, improve, operate, and dispose of distressed single-family properties located in Southern California (the "Properties", each a "Property").

The Company is managed by Flipur Investments, a California corporation (the "Manager"). The Manager is responsible for all day-to-day decisions, and decisions about the acquisition and disposition of properties. Further, the Manager has the authority, power, and discretion to make any and all decisions it deems to be reasonably required to accomplish Flipur Property Partners purpose. However, the Manager does not have the authority to take any action requiring the approval of Flipur Property Partners' Members as listed in the section titled "Securities Being Offered and Rights of the Securities of the Company" in this Offering Memorandum.

Our Business

Flipur Property Partners accepts investors who are accredited or non-accredited, experienced or novice, passive or active. The funds raised in this Offering will provide the capital to purchase, renovate, and sell single-family homes and condos over an estimated 15-month timeline. Investors will be cashed out at the end of this 15-month timeline contingent on liquidation of all properties.

In recent years, we have started to see the democratization of wealth with companies like Robinhood, FundRise, eTrade, Republic, Cadre, CalTier, and others. Through the use of technology, investing has never been easier and more accessible; however, we believe that there are still some investments and investors that remain underserved. Historically, real estate investments have been extremely difficult for everyday investors to participate in due to the exclusive nature of the investments, high minimums, long lock-in periods, and lack of accessibility. Flipur Property Partners aims to break down the traditional barriers for the everyday investor by providing low minimum, short term opportunities for non-accredited investors. Flipur Property Partners aims to open the door to invest in real estate opportunities for a specified time period. Together with its affiliated companies, Flipur Property Partners plans to purchase distressed properties through the capital raised in this Offering, rehab the properties through its affiliated company Flipur Inc., and list the properties through its affiliated real estate brokerage company Flipur Home Inc. For ease of understanding the Company's business structure, we have included the organizational chart below:



- Flipur Inc. is an acquisition and real estate wholesaling company that specializes in sourcing under market-valued distressed properties.
- Flipur Home, Inc. is a wholly owned subsidiary of Flipur, Inc. and is a real estate brokerage firm. The licensed agents specialize in helping Flipur Inc. and Flipur Investments Inc. source distressed properties and sell the rehabbed homes on MLS. The firm is doing business as Flipur Real Estate.
- Flipur Technologies Inc. is a real estate investment platform.

Target Properties and Acquisition Process

We are looking for distressed properties in Southern California, mainly in Orange County and the surrounding areas. Our target properties for this Offering are single family homes built between the 1940s and 1980s and have a purchase price under $2,000,000. We believe there are a significant number of homes that fit into this criteria.

The Company plans to use the same business model it established with its affiliated company, Flipur Inc. in 2019. Depending on the size of each project, the Company plans to purchase properties using one of two lenders. These financing arrangements allow for efficient mortgage loans within a short period of time. For small to medium-sized rehabs, we estimate the majority of our transactions will be hard money loans with a 10% downpayment. If needed, our Managing Partner Flipur Investments may be a source of financing for building and reconstruction expenses. Those loans would bear 0% interest and will be reimbursed by the Company either out of proceeds of this Offering or other cash available to the Company. For larger projects, we may determine its more advantageous to put zero down and not the finance the rehab but instead will use the downpayment to offset expenses. The main deciding factor is the size of the project and the holding costs.

In addition to using lender financing, we may determine it is advantageous for the Company to utilize direct equity investments into a specific project to help with the acquisition and rehab of the property. We do not have set terms at which this equity may be offered. However, by utilizing debt and other equity investments, we intend to create greater diversity in the pool of projects that investors in this Offering will be exposed to.

Market Overview

Thousands of houses are flipped every month and until recently, flipping houses as an investment vehicle has been limited to experienced real estate investors, accredited investors in a real estate syndicate, or hedge funds. According to CalHomeNews, more than 407,000 homes were flipped nationwide in 2022, the most since at least 2005. California had 33,650 homes flipped in 2022, a 55% increase from 2021. In 2022, 8.4% of homes sold in California were flipped properties[1]. According to a report by the real estate data company, ATTOM, even as flipping rates declined, the latest analysis also revealed that fortunes continued improving for home flippers during the third quarter of 2023 in the form of rising profits. Investor returns increased for the third quarter in a row, rebounding from a slump that had slashed profit margins by nearly two-thirds from early-2021 to late-2022. Margins, along with raw profits, rose to the highest levels since the middle of last year.[2] Based on our understanding of the distressed real estate market in Southern California[3], we believe the formula we developed and have successfully used with our affiliate company, Flipur Inc., will also work with Flipur Property Partners.

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[1] https://www.calhomenews.com/2023/04/25/flipped-home-sales-2022/

[2] https://www.attomdata.com/news/market-trends/flipping/attom-q3-2023-u-s-home-flipping-report/

[3] https://rtibridgeloans.com/learn/hottest-fix-flip-markets-southern-california/

Flipur Property Partners also believes that, as an asset class, 'flipping homes' in Southern California will continue to benefit from appealing risk-adjusted returns. The Company's understanding is that even through the volatility of the markets, the fundamental demand for housing, coupled with population growth, makes flipping homes a relatively safe option for investment capital. As such, we intend for this fund to focus on distressed single family and multi-family real estate assets.

EMPLOYEES

As of the date of this Offering Memorandum, Flipur Property Partners has 2 full-time employees. Certain functions benefiting the Company are provided by the Company's Manager.

REGULATIONS

California Department of Real Estate

The Company's affiliate company, Flipur Home Inc, a California Corporation, must comply with the regulations defined by the State of California Department of Real Estate. These laws may also be applicable to Flipur Property Partners. Flipur Home Inc. is licensed in California as a real estate broker. An individual who is qualified to apply for a real estate broker license may be issued a broker-officer license for a corporation without obtaining an individual broker license but would only be allowed to conduct licensed activities on behalf of the corporation. The law provides penalties for a person who acts or purports to act as a real estate broker or salesperson without being duly licensed. The Commissioner may revoke the license of any real estate broker who is found in a disciplinary hearing to have compensated an unlicensed person for performing activities which require a real estate license. Furthermore, any person who compensates a non-licensee for performing services which require a license is guilty of a misdemeanor and may also be fined by the courts. (Sections 10138 and 10139 of the Code).

California Civil Code § 1102.6h Repairs and Renovations Disclosure Law

Under these rules, the Company is required to provide detailed written disclosures to the buyer. As of January 1, 2024, California Civil Code § 1102.6h requires "Flippers" of one to four residential properties to disclose recent repairs and renovations to the property in addition to all other existing disclosures. This new law applies to properties that are resold within 18 months of closing. The law applies to all transactions in which the seller accepts an offer on or after July 1, 2024. This disclosure falls under the Transfer Disclosure Statement law; it has the same exemptions; and it is subject to the same cancellation rights as previously existing disclosures. Further, the Seller's written disclosure of room additions or structural modifications must be accompanied by permits if obtained, and/or the Seller will need to disclose the contractor who performed the work and must identify in detail what work was performed. Specifically, when cost and labor are over $500, the Seller must identify the name of each contractor and his/her contact information. If the disclosure statement is not given to the buyer, then the sales transaction is still valid, but any person who willfully or negligently fails to comply could be held accountable for any actual damages suffered.

California Contractors State License Board

The Company can only work with licensed contractors. Contractors have to be licensed in California to ensure individuals and businesses are professionally qualified and operate ethically. The California Contractors State License Board, commonly referred to as the CSLB, regulates construction trades in connection with home improvements. The word "contractor" is synonymous with "builder," and is defined by Bus. & Prof. Code, § 7026, in relevant part, as any person who undertakes, or offers to undertake, construct to improve or demolish any building, structure, or improvement. Residential remodeling contractors are not allowed to contract for projects that make structural changes. Structural engineers and architects are required to draw plans to be approved by the city. Your contractor can assist with getting the proper building permits to conduct the work. Keep in mind that any person who acts as a contractor without the proper licenses is subject to criminal and civil penalties.

Home Improvement Contracts under California Business & Professional Code § 7151
The Company will be the homeowner and all rehab work will be completed by their affiliated company, Flipur Inc. As such, the Company has to ensure that all home improvement contracts valued over $500, which are highly regulated, are to be in writing. Home improvement is defined in Bus. & Prof. Code § 7151 as anything having to do with repairing, remodeling, altering, converting, or modernizing a residential property, including the installation of a solar energy system or a spa. Each construction agreement and advertisement have to provide proper notice to the homeowner in a specific font size, identify the contractor's license number, and contain specific language regarding the CSLB consumer protection agency.

Environmental Laws
Federal, state and local laws and regulations to exist to protect the environment may require a current or previous owner of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The current or previous owner may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the current or previous owner knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the current or previous owner of a site for damages and costs resulting from environmental contamination arising from that site.

Asbestos Removal
Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos (i) properly manage and maintain the asbestos, (ii) notify and train those who may come into contact with asbestos and (iii) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements. These laws may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Local, State, and Federal Labor Laws and Regulations
As the Company grows and expands its worker base, the Company has to adhere and follow relevant payroll, classification, unemployment, wage, and other laws regulating the relationship between a Company and its employees and/or Contractors.

State Privacy Laws
The Company will need to comply with US state privacy laws, which in 2023 have been enacted in the following states: California, Colorado, Connecticut, Nevada, Utah, and Virginia. These laws have several provisions in common, such as the right to access and delete personal information and to opt-out of the sale of personal information, among others. Other provisions require commercial websites or online services to post a privacy policy that describes the types of personal information collected, what information is shared with third parties, and how consumers can request changes to certain information. The Company collects information from its users that qualifies under the aforementioned state privacy laws as personal information and works with a third-party for KYC/AML services.

Federal Trade Commission Guidelines

The United States Federal Trade Commission (the "FTC") has a broad mandate to prevent "unfair or deceptive acts or practices" and has published a set of rules for online advertisers and online advertising including a rule called the Disclosure Rule which affects online influencers or publishers that we may rely on for advertising services. Under updated FTC disclosure guidelines, brands may be also held responsible under the Disclosure Rule for ensuring that influencers with whom they have paid relationships adhere to FTC guidelines.

INTELLECTUAL PROPERTY

The Company does not have any registered intellectual property.

LITIGATION

The Company is not currently engaged in any litigation and is not aware of any pending litigation.

PROPERTY

Flipur Property Partners L.L.C. has not secured any property as of the date of this Offering Memorandum.

DUE DILIGENCE

Due diligence by CrowdCheck, Inc.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

RISKS RELATED TO THE COMPANY

The Company is a recently formed company and has limited operating history on which to evaluate our performance. Flipur Property Partners L.L.C. was formed in 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market.

We intend to purchase distressed properties, which increases the risk of a loss. The risks of real estate investment are often heightened in properties which are subject to lender sales and other distressed situations. The properties frequently have experienced a decline in value, and the decline may continue following the acquisition. Also, the properties may be more difficult to sell given the market conditions which gave rise to the lender sale. In addition, the properties need to be carefully evaluated to ensure that they don't require significant refurbishment on account of deferred maintenance. Also, real estate industry as a whole is affected from time to time by economic and other conditions beyond its control which might have an adverse effect upon the Company, including acts of God, natural disasters, war, international hostilities, terrorism, national and international economic conditions, interest rate levels, and energy prices.

We cannot guarantee proceeds from the sale of properties. The Manager, Flipur Investments, will have the discretion to determine whether to hold or sell a property, and may elect to hold and operate a property for an indefinite period of time. If it elects to sell a property, the sales price to be realized upon the sale or other disposition of the property will depend upon many factors, including the availability and pricing of financing for purchasers from time to time, the availability and price of comparable properties, and conditions in the real estate market in general. We cannot assure you that the price and terms of such sale or other disposition will be sufficient to pay any return at all, or that there will not be a loss as a result of such transaction.

We have not yet identified properties we intend to acquire with the proceeds from this Offering. As of the date of this Offering Memorandum, the Company has not yet definitively identified any assets for purchase using the proceeds from this Offering. As a result, you must rely solely on the Manager with respect to the selection, amount, character of investment and economic merits of each potential property. As a result, we may use the net proceeds from this Offering to invest in investments with which you may not agree and would not support if you were evaluating the investment directly. The Company may make investments in assets that involve a significant degree of financial risk. In addition, the Company will be subject to the risks of adverse changes in loan interest rates and in the real estate market generally. Additionally, because the Company may only purchase a limited number of properties, poor performance by one or two of these could adversely affect the total returns to you.

The Company may not be able to locate suitable properties. The Company may be unable to find a sufficient number of attractive properties to meet its investment objectives. The Company also may encounter substantial competition in seeking suitable properties. In addition, the Company may be delayed in purchasing properties due to delays in completing the underwriting or due diligence processes.

We may utilize mortgages and indebtedness for additional capital to complete a property acquisition and therefore you will be subject to risks associated with debt financing. The Manager, Flipur Investments, anticipates that the Company will often use mortgage financing to acquire some or all of the properties in order to permit the ownership of each property with less of an equity investment than if no debt was involved, with the objective of increasing the potential return on invested capital. As a result, the Company's business is subject to the risks normally associated with debt financing, including the risk that the cash receipts from the operation of a property are insufficient to meet the principal and interest payments on such debt. If the Company fails to make payments as due on a mortgage, the lender could declare that mortgage in default and institute foreclosure proceedings against the property and, possibly, other properties owned by the Company to the extent any loans have been cross-collateralized.

We may obtain additional direct equity financing for certain properties we will acquire, potentially reducing the return on investment for investors in this offering. In addition to mortgages and debt financing, the Company may determine that is it advantageous to also offer direct equity financing for properties we intend to acquire. While the Company would still control the property, it may not be the sole owner. As a result, when it is time to liquidate the property through a sale, the Company would be required to split the proceeds with other direct owners, after repayment of debt, prior to determining the cash proceeds available to the Company.

The financial covenants in any debt financing may affect the rights of investors. The terms of loan agreements may include covenants that give creditors greater rights over the financial resources of the Company or provide other preferential rights over investors in our Membership Interests in this Offering.

The Company could be adversely affected by rising interest rates. Increases in interest rates would increase the Company's interest expense, which could adversely affect the Company's cash flow and the Company's ability to service its debt. In addition, increases in costs of financing may lessen the appeal of some development or acquisition opportunities to the Company.

Changes in property taxes could impact our revenues. Each of the Company's properties will be subject to property taxes. These taxes on the Company's properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Many states and localities are considering increases in their income and/or property tax rates (or increases in the assessments of real estate) to cover revenue shortfalls. If property taxes increase, it may adversely affect the Company's financial results.

Real estate is generally illiquid as an asset class. Real estate investments are not as liquid as other types of assets. Because real estate investments are relatively illiquid, the Company's ability to promptly sell one or more properties in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

We may not carry enough insurance to cover potential losses. The Manager intends to arrange for or require comprehensive liability and casualty insurance that is customarily obtained on properties of the type in which the Company invests. However, the possibility exists that certain disaster or catastrophic risk insurance (e.g., coverage against casualties caused by acts of war or terrorism) may be unavailable in the future, available only at prices which the Manager deems prohibitive or be subject to extremely high deductibles, or that the properties will otherwise sustain losses which are not covered by insurance. In the event an uninsured loss occurs with respect to a real estate project, the Company could suffer the loss of the capital invested and any income and profits that might be anticipated from that investment.

The Company will have to conduct its own due diligence on potential investment properties. There is generally limited publicly available information about real properties, and the Company must therefore rely on due diligence conducted by the Manager and/or its affiliates. Should the Manager and/or its affiliates' pre-acquisition evaluation of the physical condition of each new investment fail to detect certain defects or necessary repairs, the total investment cost could be significantly higher than expected. Furthermore, should the Manager's estimates on the costs of maintenance and/or improving an acquired property prove too low, its assumptions regarding the appraisal amount, or its estimates of the time required to develop or achieve occupancy prove too optimistic, the profitability may be adversely affected.

The Company is not yet generating sufficient revenue to sustain its operations. The Company currently has minimal capital and, for the foreseeable future, will be dependent upon its ability to raise capital and obtain bank loans to fund its future plans. The Company cannot assure you that it will be able to successfully raise capital or obtain the necessary bank loans. The failure to successfully raise capital could result in our bankruptcy or other event that would have an adverse effect on the value of your Membership Interests. The Company has minimal assets, so such adverse events could put your investment at risk.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed. We compete (directly or through our funds) with other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, real estate investment trusts (REITs), and private real estate funds This market is competitive and rapidly changing. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability may be reduced, and you may experience a lower return on your investment.

The Company is dependent on key individuals. The success of the Company will depend upon the ability of the Officers, which are the same people who control the Company's Manager, Flipur Investments. There can be no assurance that these individuals will continue to be able to carry on their current duties throughout the Company's term. The loss of the services of any of the individuals could have a material adverse effect on the Company's operations and performance. There can be no assurance that our Company would be able to attract and hire suitable replacements in the event of any such loss of services.

The Company may have investors who are non-US persons, and therefore will be subject to their home countries regulations. To the extent there are regulatory changes in those countries, it may limit those investors' ability to invest and participate in this offering.

The Company has used advertising that may have been considered solicitations in violation of Rule 206 of Regulation Crowdfunding. The Company has utilized marketing through social media and other forums to advertise the existence of its investment opportunities. These communications did not include the legend required by Rule 206 of Regulation Crowdfunding. The Company has removed those posts communications and any sales of securities in the offering may only be made pursuant to the Form C and offering page, and not based solely on prior communications.

RISKS RELATED TO OUR SECURITIES

Holders of our Membership Interests have limited voting rights in our Company, and therefore will have minimal ability to influence decisions regarding our business. Our Subscription Agreement provides holders of Membership Interests receive one vote per Unit purchased. As such, investors in this offering should be aware that they will have minimal ability to influence decisions regarding our business.

There is only a small minimum amount set as a condition to closing this offering. Because this is a "best effort" offering with a small minimum (or Target Amount), we will have access to any funds tendered after that Target Amount is met, up to the maximum offering amount of $1,235,000 in this offering. This might mean that if we only reach our Target Amount, it may leave the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

The Company may elect to be taxed as a partnership instead of a corporation: As a limited liability company, investors will each bear their pro rate portion of the gains or losses of the property, and they may be taxed on gains even without receiving cash associated with those gains.

The Company's valuation and offering price have been established internally and are difficult to assess. Flipur Property Partners has set the price of its Membership Interest independently, at $500 per Unit. Valuations for companies at this stage are generally speculative. The Company has not generated revenues so far. The Company's valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage in potential profit distribution of a start-up company. The issuance of additional Units of Membership Interests, our other classes of shares, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, each investor should read this Form C and all Exhibits carefully and should consult with his or her own attorney and business advisor prior to making any investment decision.

This investment is illiquid. There is currently no established market for reselling our Membership Interests. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The Company's management has discretion as to the use of proceeds received from investors in this offering. We intend to use the net proceeds from this offering for the purposes described under the "Use of Proceeds" section of this Offering Memorandum. The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors purchasing our Membership Interests will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The subscription agreement for this offering has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement other than those arising under the federal securities laws in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law under which the Company is formed, in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement other than those arising under the federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim not arising under the federal securities laws against the Company in connection with matters arising under the subscription agreement, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. The jury trial waiver only applies to claims against the Company arising out of or related to the subscription agreement. As the provisions of the subscription agreement relate to the initial sale of the securities, subsequent transferees will not be bound by the subscription agreement and therefore to the conditions, obligations and restrictions thereunder, including the jury trial waiver.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Membership Interest you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT CONSULTANTS

This table shows the Company's principal people.

Name	Position	Age	Term of Office	Approx. hours per week (if not full-time)
Executive Officers				
Samuel Meskimen	Chief Executive Officer	36	March 7, 2024 - present	Full-time
Adrian Nevolo	Vice President	20	March 7, 2024 - present	Full-time

Samuel Meskimen, CEO and Founder

Samuel Meskimen is currently our Chief Executive Officer and Founder. He launched his career in aerospace engineering and spent over a decade designing and developing new technologies for commercial airlines at Thales. In 2019 he launched Flipur Inc. in order to change the way people invest in real estate. In addition to being the CEO of Flipur Property Partners, Samuel is the CEO of its Manager, Flipur Investments, as well as affiliate companies Flipur Home, Inc., Flipur, Inc., and Flipur Technologies, Inc. Samuel has an executive certification in Artificial Intelligence from the Massachusetts Institute of Technology, a master's degree in business administration and management from Webster University, a bachelor of engineering degree in mechanical engineering from Ludwig-Maximilians Universität in München, Germany, and an associates of arts and sciences degree from ITT Technical Institute-Wyoming.

Adrian Nevolo, Vice President & Co-Founder

Adrian Nevolo is the Vice President and Co-Founder for Flipur Property Partners L.L.C. He embarked on his entrepreneurial journey at the age of 16 when he founded a real estate photography company. Adrian quickly made a mark in the industry by providing photography services to brokerages such as Compass, Keller Williams, and Exp. Adrian joined Flipur, Inc. in September 2020, as the Acquisition Director, where he oversaw the acquisition department and spearheaded the acquisition and flipping of over $77,000,000 properties. In addition to these roles, Adrian is the Vice President for the Company's Manager Flipur Investments, Inc., the Operations Director for Flipur Home, Inc., and is co-founder and Vice President for Flipur Technologies Inc.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns the Company's voting securities as of the date of this Offering Memorandum.

Beneficial owner [1]	Title of Class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Flipur Investments, Inc.	Flipur Property Partners LLC Membership Interests ("Units")	99.97 %	0	99.97 %
Total securities held and percent of voting power to the Offering as a group [2]	**Flipur Property Partners LLC Membership Interests ("Units")**	**99.97 %**	**0**	**99.97 %**

[1] *The address of the beneficial owner is the same as the Company's address: 17151 Newhope St, Unit 204, Fountain Valley, CA 92708.*

[2] *All stock issued and outstanding for Flipur Investments Inc. is owned by the Sam Meskimen, the CEO and founder of Flipur, Inc, Flipur Home, Inc. and Flipur Technologies Inc.*

Capital Structure

The following table describes the Company's capital structure as of the date of this Offering Memorandum:

Class of Equity	Issued and Outstanding	Committed, Not issued	Available
Flipur Property Partners LLC Membership Interests ("Units")	100,000	2,470 [1]	2,470

[1] *The number of units being offering in this Regulation Crowdfunding Offering.*

USE OF PROCEEDS

If the Company raises the maximum amount, the net proceeds of this offer to the issuer, after the expenses of the Offering (investment platform fees, broker-dealer commissions, legal, accounting, and related expenses), the Company will receive approximately $1,147,000 and anticipates using the proceeds in the following manner:

Purpose or Use of Funds [1]	Percentage allocated if $200,000 (Target Amount) raised	Percentage allocated if $1,235,000 Maximum Amount) raised
Purchase of Distressed Properties	60 %	60 %
Renovation Costs	15 %	15 %

Loan Payments	10 % [2]	10 % [3]
Management Salaries	10 %	10 %
Marketing	5 %	5 %

1 *The identified uses of proceeds are subject to change at the sole direction of the officers based on the business needs of the Company.*
2 *As of the date of this Offering Memorandum, the Company has a debt reimbursement in the amount of $10,500. This is a 0% interest loan to cover legal expenses related to this Offering.*
3 *The Company plans to finance building and construction expenses with 0% interest loans from the Company's Manager Flipur Investments.*

FINANCIAL DISCUSSION

Financial Statements

The accompanying financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") and were reviewed by Artesian CPA.

Financial Condition

The following discussion includes information based on our audited operating data from March 7, 2024 (Inception Date) through June 17, 2024 (the "Audit Period").

Overview

The Company was incorporated under the laws of the State of Delaware on March 7, 2024, and was formed primarily to acquire, improve, operate, and dispose of distressed properties that include single family, multifamily, and commercial properties located in Southern California. Target properties for this Offering are single family homes built between the 1940s and 1980s and have a purchase price under $2,000,000.

The Company plans to use the same business model it established with its affiliated company, Flipur Inc., in 2019. Depending on the size of each project, the Company plans to purchase properties using one of two lenders to allow for efficient mortgage loans within a short period of time. For small to medium-sized rehabs, it is estimated the majority of our transactions will be hard money loans with a 10% downpayment. Our Manager Flipur Investments will finance the building and reconstruction expenses for 0% interest and will be reimbursed on the backend once this Offering has ended. For larger projects, the Company may instead put zero down and will use the funds otherwise set aside for downpayment to offset expenses. The main deciding factor is the size of the project and the holding costs.

To date, the Company has not identified any potential properties for this Offering and has not generated any revenues.

Results of Operations

Revenues

Revenues are recognized as earned. As of July 1, 2024, the Company has not yet generated any revenue.

Operating Expenses
The Company's operating expenses for the Audit Period were $10,500.

Net Loss
Accordingly, the Company had a net loss of $10,500 for the Audit Period.

Liquidity and Capital Resources
As of the date of this Offering Memorandum, the Company has not generated any revenues from operations and is still a development stage company. While some financial resources have come from the co-founders, investments only provide a fraction of the money needed to operate the Company, and profits are not likely for some time. The Company has recorded losses from the time of inception in the total amount of $10,500.

The Company was capitalized by its co-founders in the amount of $10,500 for to fund the initial legal expenses required for this Regulation Crowdfunding Offering. The co-founders plan to reimburse themselves if the Company raises its Target Amount of $200,000 by April 20, 2025. As of the date of this Offering Memorandum, the Company's principal balance is $10,500 with $0 interest. On June 1, 2024, the Company had $440 cash on hand.

The Company has not committed to make any capital expenditures, and in the event, it does not raise sufficient funds from this Offering, it will defer the capital expenditures it has planned. The Company will need to raise significant amounts of capital to accomplish its business objectives and it estimates that if it raises the maximum amount sought in this Offering, it could continue at its current rate of operations through 15 months.

Indebtedness
The Company has one outstanding loan totaling $10,500, with no finance charges accrued, for a total sum of $10,500. There is no due date for reimbursement of this loan.

Plan of Operations and Milestones
The Company is not yet operational and believes it will be able to purchase, renovate, and flip homes within a matter of months. It has established the following milestones in their plan of operations:

- Q3 2024 – Raise capital and start acquisition of one property

- Q4 2024 – Renovate one acquired property, sell it, and acquire one or two more properties

- Q1 2025 – Renovate acquired properties, sell each, and acquire one or two more properties

- Q2 2026 – Complete the renovation and sale of all properties; close out this Offering

Related Party Transactions
On June 28, 2024, the Company entered into a loan for $10,500 with its Manager, Flipur Investments Inc., to fund the legal expenses for this Offering. The borrower of the loan, on behalf of the Company, is co-founder and CEO Sam Meskimen, and the lender of the loan is co-founder and CEO Sam Meskimen.

The Company's CEO, Meskimen, is also the CEO for Flipur Investments Inc. and its affiliated companies Flipur Inc., Flipur Home, Inc., and Flipur Technologies Inc. The Company's Vice President, Adrian Nevolo, is also the Vice President for Flipur Investments Inc., the Acquisitions Director for Flipur Inc., the Operations Director for Flipur Home, Inc., and is co-founder and Vice President for Flipur Technologies Inc.

Recent Offerings of Securities

On April 20, 2024, under Section 4(a)(2) of the Securities Act of 1933, the Company issued 100,000 Membership Interests to Flipur Investments. As of the date of this Offering Memorandum, Flipur Investments owns 99.97% of Flipur Property Partners issued and outstanding Membership Interests. No money was exchanged for these Membership Interests, and no par value has been assigned.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of the capital stock. This summary reflects the Company's Certificate of Formation and its Amended and Restated Operating Agreement and does not purport to be complete and is qualified in its entirety by the Certificate of Formation and its Operating Agreement, as amended. For a complete description of the Company's capital stock, you should refer to their Amended and Restated Operating Agreement.

The Company has one class of securities: Membership Interests (voting).

Class of Security for this Crowdfunding Offering	Membership Interests ("Units")
Purchase Agreement	The Membership Interests or Units will be issued pursuant to the Regulation Crowdfunding Membership Interest subscription agreement.
Conversion to Equity	Not applicable.
Amount	Minimum of $500 per Unit, up to $1,235,000 in the aggregate.
Number of Units	The Company may issue one or more Unit, each with a Unit amount equal to the dollar amount the Company receives from the Purchaser of such Unit.
Distributable Cash	Distributable Cash means 30% all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager. Distributable Cash is expected to be 30% of total net results upon final accounting and shall be distributed in the following manner: **first,** forty percent (40%) to the Manager; and **second,** sixty percent (60%) pro rata among all the Members of the Company, excluding the Manager and not including the Manager's Units for determining the pro rata share of each Member.
Limited Liability of Members	No Member shall be required to make any contribution to the capital of the Company for the payment of any losses or for any other purposes; nor shall any Member

	be responsible or obligated to any third party for any debts or liabilities of the Company *in excess of the sum of that Member's total investment and share of any undistributed profits of the Company.*
Allocation of Profits and Losses	Profits and losses shall be allocated pro rata among all the Members of the Company, which, for avoidance of doubt, may include the Manager.
Timing of Distribution	The Units are estimated to mature 15 months from this Offerings Target Date or prior to the Company's liquidation. Distributable Cash will be distributed upon the final accounting of net results from the sale of all properties, subject to available cash.
Description	After each acquisition of a property, the Manager will actively participate in the renovation, the listing, and the sale of the property on the Multiple Listing Service using licensed real estate agents who are employed by the same owners of Flipur Property Partners. Management has the right to choose whether or not to hold properties for the intent to maximize profits. All properties acquired from the capital raised in this Offering are estimated to be sold within 15 months of the Target Date, depending on market demand. The Distributable Cash to all Purchasers of the Member Units will be 30% of all net cash of the Company, derived from operations and capital transactions, less the following items: (i) payment of al fees, costs, indebtedness, and expenses of the Company. (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manger. The 30% Distributable Cash shall be distributed: first, 40% to the Manager; and second, 60% pro rata among the Members of the Company, excluding the Manager and not including the Manager's Units for determining the pro rata share of each Member. The Manager, its affiliates, and third parties may receive the following fees and reimbursements payable from capital contributions made to the Company and revenues from the property. These fees are subordinate to any payments required on any loan secured by the properties. **Management fee:** 2% of purchase price of the properties and not to exceed an amount equal to 10% of the capital contributions over any 12-month period following the purchase of the properties.

	• **Reimbursement fees & fees for professional services: (1)** reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from capital contributions, operating revenue, or reserves. **(2)** The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. **(3)** The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. **(4)** The Company may employ affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company. Alternatively, the Manager may elect to provide such services to the Company using its own in-house personnel. Any such services provided by the Manager, or its affiliates, will be compensated for at reasonable commercial rates.
Security Interest	The Member Units will be general unsecured obligations of the Company.
Tax Elections	The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior notice to any Member. Such elections shall include, but are not limited to, **Tax Classification as a Partnership:** • The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations. If appropriate, the Manager shall file IRS Form 8832 Choice of Entity, as well as any forms necessary or appropriate, to classify the Company as a partnership under the laws of any jurisdiction in which the Company

	transacts business. Any such action shall not require the vote or consent of the Members.
	• Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.
	• The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.
	• The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.

WHAT IT MEANS TO BE A MINORITY HOLDER

As an investor in the Membership Interests of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Your Units will not convert into equity, and you will have limited influence on the corporate actions of the Company.

TRANSFERABILITY OF SECURITIES

Restrictions on Transfer

A Member shall not transfer all or any portion of its Units in the Company, except with the written consent of the Manager or as stated below under "Permitted Transfers". Unless a person is already a Member of the Company, the transfer of Units won't be deemed complete until the prospective transferee is admitted as a Member of the Company. Additionally, each Member agrees that it will not transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Security Interests:

- Except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;
- If such transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;
- If such transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or
- If such transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

Any transfer or attempted transfer in violation of the Operating Agreement, as amended, shall be null and void, and no transfer will be recorded on the Company's books. The prospective transferee will not be treated (and the transferor will continue be treated) as the owner of the Membership Interests.

Permitted Transfers

A Member may transfer its Units without the consent of the Manager to:
- a trust for his or her benefit,
- his or her spouse,
- a trust for the benefit of his or her spouse,
- his or her immediate family,
- a trust for the benefit of his or her immediate family;

so long as the proposed transfer does not: (i) cause the Company to terminate for federal income tax purposes; (ii) result in any event of default as to any secured or unsecured obligation of the Company; (iii) result in a violation of the Securities Act; (iv) cause a reassessment of any Company Assets; or (v) cause any other material, adverse effect to the Company.

TRANSFER AGENT
The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

ESCROW AGENT
The Company has engaged Enterprise Bank (the "Escrow Agent") to hold funds tendered by investors. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

BROKER-DEALER INTERMEDIARY
The Company has engaged Dalmore Group, LLC for this Offering.

DILUTION
Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company's Manager issuing additional Units. In other words, when the Manager issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company.

If the Manager decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

The type of dilution that hurts early-stage investors most occurs when the company sells more Units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for Units that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in Units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the Manager. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

VALUATION
As discussed in the section above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its Units (or grants options over its Units) to

its founders and early employees at a very low cash cost or for no cost because they are, in effect, putting their sweat equity into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their Units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each Unit of the same type is worth the same amount, and you paid more for your Unit than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

- *Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, i.e., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, i.e., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

- *Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

- *Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

How We Determined the Offering Price
The offering price for the current Regulation Crowdfunding Offering was determined internally by discussing their anecdotal observations of prevailing home sales and based on management's experience and judgement.

REGULATORY INFORMATION
Disqualification
Neither the Company nor any of our officers or significant consultants are disqualified from relying on Regulation Crowdfunding.

Annual reports
The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website at www.flipurfund.com.

Compliance failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded, and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five (5) business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five (5) days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five (5) days from the date of the notice. Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

UPDATES: Information regarding updates to the offering and to subscribe can be found here: https://flipur.dalmoredirect.com/.

EXHIBITS INDEX

Exhibit A. Financial Statements (Attached below)
Exhibit B. Offering Page
Exhibit C. Certificate of Formation
Exhibit D. Subscription Agreement with Amended and Restated Operating Agreement

Flipur Property Partners LLC
A Delaware Limited Liability Company

Financial Statement and Independent Accountant's Review Report
March 7, 2024 (Inception)

FLIPUR PROPERTY PARTNERS LLC
TABLE OF CONTENTS



To the Member of
Flipur Property Partners LLC
Fountain Valley, CA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Flipur Property Partners LLC (a limited liability company) (the "Company"), as of March 7, 2024 (inception), and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits as of March 7, 2024 (inception). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The accompanying financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA LLC
Denver, Colorado
June 17, 2024

Flipur Property Partners LLC
BALANCE SHEET
As of March 7, 2024 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Deferred offering costs		10,500
Total Current Assets		10,500
TOTAL ASSETS	$	10,500

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accounts payable	$	-
Due to related party		10,500
Total Liabilities		10,500
Member's Equity		
Capital contributions		-
Retained earnings		-
Total Member's Equity		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,500

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of this financial statement.

-3-

Flipur Property Partners LLC
NOTES TO THE FINANCIAL STATEMENT
As of March 7, 2024 (inception)

NOTE 1: NATURE OF OPERATIONS

Flipur Property Partners LLC (the "Company") was incorporated on March 7, 2024 under the laws of the State of Delaware. The Company was formed primarily to acquire, improve, operate, and dispose of real estate properties. The Company is headquartered in California. The sole member of the Company, Flipur Investments, a California corporation, is responsible to its management (the "Manager").

As of March 7, 2024 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed. As of March 7, 2024 (inception), the Company has deferred $10,500 of offering costs.

Flipur Property Partners LLC
NOTES TO THE FINANCIAL STATEMENT
As of March 7, 2024 (inception)

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of March 7, 2024 (inception).

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fees, and costs of organization, are expensed as incurred.

Flipur Property Partners LLC
NOTES TO THE FINANCIAL STATEMENT
As of March 7, 2024 (inception)

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the member on its individual tax return. The Company may elect, at the Manager's sole discretion, to elect for the Company to be taxed as a corporation.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of March 7, 2024 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY

No membership units have been issued and no capital has been contributed to the Company as of March 7, 2024 (inception).

The Company is managed by Flipur Investments, a California Corporation (the "Manager"). Pursuant to the terms of the Company's limited liability company operating agreement (the "Operating Agreement"), the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the members. It is specifically understood and agreed that the Manager and its affiliates shall not be required to devote full time to the Company's business.

Profits and losses shall be allocated pro rata among all the members of the Company, which may include the Manager.

Distributable cash, as determined by the Manager, will be distributed upon the final accounting of net results from the sale of a property or upon liquidation of the Company, subject to available cash. Distributable cash shall be distributed: first, forty percent (40%) to the Manager; and second, sixty percent (60%) pro rata among all the members of the Company, excluding the Manager and not including the Manager's units for determining the pro rata share of each member.

The members shall be entitled to vote on any and all matters submitted to the consent or approval of members generally, with each unit allowing for one vote.

No member shall be entitled to withdraw or receive return of their capital contribution, except to the extent, if any, that distributions made pursuant to this Operating Agreement or upon dissolution or termination of the Company may be considered as such by law and then only to the extent provided for in this agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company is managed by its sole member, Flipur Investments, a California corporation. Pursuant to the terms of the Operating Agreement, the Manager will provide certain management services to the Company. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company's affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Manager has power and authority on behalf of the Company to amend the operating agreement.

Management Fee

For the Manager's efforts in conducting due diligence, acquiring the properties, day-to-day management, and making the investment opportunity available to the Company and its members, the

Flipur Property Partners LLC
NOTES TO THE FINANCIAL STATEMENT
As of March 7, 2024 (inception)

Manager shall earn an acquisition due diligence fee of two percent (2%) of the purchase price of the properties, not to exceed an amount equal to ten percent (10%) of the capital contributions over any twelve-month period, following the purchase of the properties.

Reimbursement of Expenses

Pursuant to the Operating Agreement, the Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion.

Fees for Professional Services

Pursuant to the Operating Agreement, the Manager or its affiliates will be reimbursed the fair value for the provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis.

Distributions

Distributable cash, as determined by the Manager, will be distributed upon the final accounting of net results from the sale of a property or upon liquidation of the Company, subject to available cash. Distributable cash shall be distributed: first, forty percent (40%) to the Manager; and second, sixty percent (60%) pro rata among all the members of the Company, excluding the Manager and not including the Manager's units for determining the pro rata share of each member.

Due to Related Party

As of March 7, 2024 (inception), the Manager has paid $10,500 for deferred offering costs on behalf of the Company which remain payable as of March 7, 2024 (inception). There was no formal agreement entered into for these transactions. The balance bears no interest and is considered payable on demand.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through June 17, 2024, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement other than disclosed above.